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                             March 14, 2023

       Jeffrey Wong Kah Mun
       Chief Executive Officer
       Winvest Group Ltd
       50 West Liberty Street, Suite 880
       Reno, NV 89501

                                                        Re: Winvest Group Ltd
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 28,
2023
                                                            File No. 333-267006

       Dear Jeffrey Wong Kah Mun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 Filed February 28, 2023

       Prospectus Summary
       Business Overview, page 2

   1. We note your amended disclosure in the sections titled "Investment Controls and
                                                        Protections" and
"Corporate Governance & Reporting." Please file as an exhibit copies of or a form of any
agreement that grants you first priority security interest over the intellectual property
of the TCG projects. Please also elaborate on how you will
                                                        determine who the
"trusted professionals" in the industry are and the specific types of reports you expect to
receive from such trusted professionals. Additionally, please revise your risk factors to
address the material risks associated with your reliance on such
                                                        "investment controls
and protections," if any.
 Jeffrey Wong Kah Mun
FirstName  LastNameJeffrey Wong Kah Mun
Winvest Group   Ltd
Comapany
March      NameWinvest Group Ltd
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
Dilution, page 23

2.       You did not address the following parts of comment 4:

                Explain to us how you computed the "net tangible book value per share after the offering" for each of the 75%, 50%, 25% and 10% assumptions shown on page 24.
              In this regard, tell us the adjustments you made to    net
tangible book value after the
              offering    and/or    total shares issued after the offering
to arrive at the    net tangible
              book value per share after the offering    shown.

                Tell us your consideration of including the use of proceeds disclosed on page 21 in the computation of the net tangible book value after the offering for each assumption. In particular, tell us why you do not net
brokerage fees    in your
              calculation of    net proceeds from offering.

         Please address these points.
Our Business, page 33

3. We note your response to comment 5 and we reissue it. Please amend this section of your prospectus to include the specific information required by Item 101(h)(4)(i)-(xii) of
         Regulation S-K.
Financial Statements of Winvest Group LTD, page F-27

4. Please update your financial statements to include the fiscal year ended December 31,
         2022 pursuant to Rule 8-08 of Regulation S-X.
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Production - Cost of Revenue, page F-45

5. We reissue comment 12 in part, as you did not fully address it. Please explain why determining the percentage of labor expense based upon the nature of the project is more appropriate than the actual amount of time and the value of that time incurred on the project.
General

6. We note your response to comment 15 and we reissue it in part. Please make the following revisions to the indicated sections in each bullet point:

                Describe your capital structure, including the different authorized classes of stock in the prospectus summary section.

                Describe the nature of the disparate voting rights, including the number of votes per
 Jeffrey Wong Kah Mun
Winvest Group Ltd
March 14, 2023
Page 3
           share in the prospectus summary and risk factor sections.

       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Wong Kah Mun
                                                           Division of
Corporation Finance
Comapany NameWinvest Group Ltd
                                                           Office of Trade &
Services
March 14, 2023 Page 3
cc:       Matt McMurdo
FirstName LastName